EXHIBIT 99.1

For Immediate Release

Emergent Group Inc. Reports First Quarter EPS of $0.08
on Record Sales

SUN VALLEY, Calif., May 14, 2008 (PRIME NEWSWIRE) -- Emergent Group Inc. (OTC BB:EMGP.OB- News), a leading provider of mobile medical lasers and surgical equipment, announced results for the first quarter ended March 31, 2008.  First quarter revenues increased 3% to a record $4,504,289, compared to revenues of $4,382,808 for the same period in 2007.  Net income was $431,900 or $0.08 per basic share for the first quarter, as compared to net income of $517,110 or $0.10 per basic share for the same period in 2007.  The Company’s cash position as of March 31, 2008 was $1,532,150 after payment of a $0.30 per share dividend ($1,686,095) in January 2008.

“The strong financial performance achieved by the Company last year continued into the first quarter of 2008 as we recorded our tenth consecutive quarter of year over year growth in sales,” said Bruce J. Haber, Emergent Group Chairman and CEO.  Mr. Haber added, “Last year’s financial accomplishment and the transition to our new and more profitable BPH Platform (Benign Prostatic Hyperplasia, representing approximately 21% of annual sales in 2007) helped grow Emergent sales to record levels in the first quarter.  Sales and profits were negatively impacted by the shift of the Easter holiday and physician vacation period this year to March versus April in 2007.  We are confident that Emergent will deliver solid and growing financial results throughout the year.”

About Emergent Group Inc.

Emergent Group Inc. through its wholly owned subsidiary, PRI Medical Technologies, Inc. (“PRI Medical”) provides mobile laser and surgical equipment on a per procedure basis to hospitals, out-patient surgery centers, and physicians' offices. Surgical equipment is provided to customers along with technical support personnel to ensure that such equipment is operating correctly. PRI Medical currently offers its services in California, Nevada, Colorado, Utah, Arizona. For product and other information, visit PRI Medical’s website, http://www.primedical.net.

Forward-Looking Statements:

Statements in this news release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1993 and Section 21E of the Securities Exchange Act of 1934. Such statements may involve various risks and uncertainties, some of which may be discussed in the Company's most recent report on Form 10-KSB and subsequently filed SEC reports. There is no assurance any forward-looking statements will prove accurate, as actual results and future events could differ materially from those presently anticipated.

Investor Contact:          Bruce J. Haber (914) 235-5550, x12
E-mail:                             Bhaber@Primedical.net

EXHIBIT 99.1

Emergent Group Inc. and Subsidiaries
Condensed Consolidated Balance Sheet

March 31,
2008
ASSETS	(Unaudited)

Current assets
Cash	$1,532,150
Accounts receivable, net of allowance for doubtful
accounts of $17,460	2,286,493
Inventory, net of reserves of $57,339	544,640
Prepaid expenses	181,530
Deferred tax assets	915,488

Total current assets	5,460,301

Property and equipment, net of accumulated depreciation and
amortization of $6,247,119	4,062,167
Goodwill	1,120,058
Other intangible assets, net of accumulated amortization of
$185,614	80,672
Deposits and other assets	77,975

Total assets	$10,801,173

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Current portion of capital lease obligations	$1,190,022
Current portion of notes payable	75,667
Accounts payable	917,772
Accrued expenses and other liabilities	1,086,572

Total current liabilities	3,270,033

Capital lease obligations, net of current portion	2,160,282

Total liabilities	5,430,315

Minority interest	639,106

Shareholders' equity
Preferred stock, $0.001 par value, non-voting 10,000,000
shares authorized, no shares issued and outstanding	-
Common stock, $0.04 par value, 100,000,000 shares authorized
5,724,878 shares issued and outstanding	228,992
Additional paid-in capital	14,861,819
Accumulated deficit	(10,359,059)

Total shareholders' equity	4,731,752

Total liabilities and shareholders' equity	$10,801,173

EXHIBIT 99.1

Emergent Group Inc. and Subsidiaries
Condensed Consolidated Statements of Income
(Unaudited)

	Three Months Ended
	March 31,
	2008	2007

Revenue	$4,504,289	$4,382,808
Cost of goods sold	2,625,834	2,567,105

Gross profit	1,878,455	1,815,703

Selling, general, and administrative expenses	1,123,853	1,088,224

Income from operations	754,602	727,479

Other income (expense)
Interest expense	(62,432)	(51,804)
Gain on disposal of property and equipment	-	8,102
Other income, net	12,652	14,220

Total other income (expense)	(49,780)	(29,482)

Income before provision for income taxes
and minority interest	704,822	697,997
Provision for income taxes	(60,500)	(55,902)

Income before minority interest	644,322	642,095

Minority interest in income of consolidated
limited liability companies	(212,422)	(124,985)

Net income	$431,900	$517,110

Basic earnings per share	$0.08	$0.10

Diluted earnings per share	$0.07	$0.09

Basic weighted average shares outstanding	5,650,498	5,442,961

Diluted weighted-average shares outstanding	5,912,217	5,783,891